Exhibit 99.4
NICE Solutions Honored by TMC for Driving Innovation
and Exceptional Value for Contact Center Customers

Four NICE solutions received 2019 Communications Solutions Product of the Year awards, highlighting the strength of NICE's robust portfolio

Hoboken, N.J., October 11, 2019 – Demonstrating the strength and depth of its solutions supporting the operational needs of contact centers, NICE (Nasdaq: NICE) today announced that four of its industry-leading solutions were awarded 2019 Communications Solutions Product of the Year accolades by TMC, a global media company dedicated to building online communities. The TMC awards recognized NICE's solutions for cutting-edge innovation, specifically addressing outstanding value for its customers in the contact center industry. One of TMC’s most coveted awards, the Communications Solutions Product of the Year Award honors exceptional products and services that facilitate voice, data and video communications solutions in a range of application categories.

According to TMC, its winners' list encompasses, “The true leaders within their market segments and represent the best-of-the-best communications products and solutions available today.” The four NICE solutions receiving honors in this year’s awards competition included: NICE Performance Management; NICE Compliance Center, NICE Engage, and NICE Real-Time Authentication and Fraud Prevention.

Barry Cooper, President, NICE Enterprise Product Group said, "We are pleased that four of our advanced solutions have won TMC awards this year. Recognitions such as these validate that we continue to innovate and deliver customer value with all our solutions. It also highlights the immense value that our combined portfolio delivers to our customers."

“Congratulations to NICE for being honored with four 2019 Communications Solutions Product of the Year Award,” said Rich Tehrani, CEO, TMC. “The winning NICE offerings are truly innovative, and I look forward to continued excellence from NICE in 2019 and beyond.”

A third-time winner of this award, NICE Real-Time Authentication and Fraud Prevention provides a one-stop shop for authentication and fraud prevention in the contact center. Leveraging passive historical enrollment™, it enables all callers to be authenticated from the onset of the contact, thereby shortening time to value. NICE Real-Time Authentication (RTA) also provides both proactive fraud prevention as well as real-time fraud detection. The solution allows contact centers to take proactive steps in protecting their consumers by stopping fraud in its tracks immediately upon deployment.

Rounding out the winners list, NICE Compliance Center leverages automation and analytics, creating better control of Personally Identifiable Information (PII) while offering dedicated mechanisms for proactive and corrective actions for all compliance activities. Another award winner this year, NICE Engage provides comprehensive omnichannel interaction management and recording. Designed for flexibility, the solution easily adapts to a contact center's unique operational requirements. Completing the awards list, NICE Performance Management (NPM) brings together data from multiple sources to provide a single picture of contact center performance. Using Artificial Intelligence (AI), NPM drives employee improvement and engagement via personalized performance programs.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.